May 30, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela Long, Assistant Director

RE:
 Wrap Technologies, Inc.

    Registration Statement on Form S-1

    Filed April 17, 2017

    File No. 333-217340

Dear Ms. Long:

This letter is submitted on behalf of Wrap Technologies, Inc. (the “Company”) in response to comments of the staff of the Office of Manufacturing and Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Company's Registration Statement on Form S-1 (the “Registration Statement”), filed on April 17, 2017, as set forth in your letter, dated May 12, 2017 (the “Comment Letter”) addressed to James A. Barnes, President and Chief Financial Officer of the Company. Contemporaneously herewith, the Company is filing pre-effective amendment No. 1 to the Registration Statement (the “Amendment”) in response to the Staff’s comments raised in the Comment Letter.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group by the Company.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company does not have any written communications that have been provided to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If any such materials are used in the future in connection with the transactions registered by the Registration Statement, the Company will provide copies of such materials supplementally.

2.
Your filing indicates that you are a development stage company with limited operating activities, no revenues, no arrangements for additional financing and nominal assets consisting of cash. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Response

The Company does not fall within the definition of a blank check company, as defined in Rule 419 under the Securities Act. Rule 419 (a)(2) of the Securities Act defines a blank check company as a company that:

(i)
is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii)
is issuing "penny stock," as defined in Rule 3a51-1 (17 CFR 240.3a51-1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Although the Company is a development stage company that will be issuing penny stock, and has included disclosures to that effect in the Amendment, the Company has no plans to merge with an unidentified party and the Company has a very specific business plan – to commercialize its first product, BolaWrap™ 100, as well as future development and commercialization of security technology for its customers. As such, the Company cannot be characterized as a company without a specific business plan or a company whose business plan is to engage in a merger or acquisition with unidentified parties.

In order to be classified as a blank check company, a company must meet the criteria of both subparagraphs (i) and (ii) of Rule 419(a)(2). Because the Company is has a specific business plan and is not a company whose business plan is to engage in a merger or acquisition with unidentified parties as provided by subparagraph (i), the Company cannot be categorized as a blank check company as defined in Rule 419(a)(2).

3.
Please note that we may have comments on the legal opinion and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before effectiveness.

Response

We acknowledge the Staff’s comment regarding the legal opinion and other exhibits to be filed with the Registration Statement and will be mindful of the time needed by the Staff to review such materials once filed.

Prospectus Cover Page

4.
Please disclose the offering price or price range.

Response

The Company proposes to price the offering within a price range of $1.00 to $1.50 per share of common stock, with a midpoint of $1.25 per share, which range and midpoint are disclosed in the Amendment. We note that these terms are a bona fide estimate of the range of the minimum and maximum offering price. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

5.
Please delete the paragraph “The information in this prospectus is not complete . . .” on page ii since this information is already disclosed on page i.

Response

The paragraph referenced in the comment above has been removed from the Amendment.

Alternative Prospectus Cover Page

6.
Please retain either the second paragraph beginning “Neither the Securities and Exchange Commission . . .”, or the third paragraph “These Securities have not been”, since this information is redundant.

Response

The third paragraph beginning “These Securities have not been. . .. “ has been removed from the Amendment.

Prospectus Summary, page 2

Our Company, page 2

7.
Please disclose in this section, and in the “Overview” Business section on page 23, that you currently have no products to sell, no customers, no governmental approval to sell any products, no revenues, no suppliers or production agreements, a going concern opinion from your auditor and disclose your accumulated deficit.

Response

The disclosure requested by the Staff in the comment above is included in both the Prospectus Summary section of the Amendment beginning on p. 2, under the heading “Risk Factors,” as well as in the Business section beginning on p. 23, under the heading “Overview.”

In addition, we have also included an additional risk factor disclosing certain risks associated with our lack of products and revenue the Risk Factor section, under the heading “Risk Factors Relating to Our Business,” beginning on p. 5 of the Amendment.

8.
Please disclose in this section the percentage of your outstanding stock Messrs. Norris, Barnes and Cohen, and their affiliates, will own after the closing of these transactions.

Response

The disclosure requested by the Staff in the comment above is included in the Prospectus Summary section of the Amendment beginning on p. 2, under the heading “Risk Factors.” In addition, we have also included an additional risk factor disclosing the percentage of our issued and outstanding common stock held by Messrs. Norris, Barnes and Cohen, and certain risks associated with the concentration of shares held by these individuals. Please note the disclosure added to the Amendment contains a placeholder for the percentages held by each director individually and by the directors as a group. The Company intends to complete this disclosure once the public offering is priced. The new risk factor appears under the heading “Risk Factors Relating to Our Common Stock,” on p. 10 of the Amendment.

Alternate Pages; The Offering, page 4

9.
Please disclose the natural persons who control the selling security holder, Petro River Oil Corp.

10.
Please disclose that Petro River Oil Corp. is an underwriter.

11.
In addition to registering the distribution of shares to Petro shareholders, please register the resale by these shareholders into the market and provide Item 507 of Regulation S-K disclosure for these shareholders and name them as underwriters.

Response

The disclosure requested by the Staff in comments 9, 10 and 11 above are included in the Alternate Pages to the Amendment, in the section titled “The Distribution,” beginning on page 6.

Alternate Page; Risk Factors Related to the Distribution

If the distribution, together with certain related transactions, fails to qualify for tax-free treatment for U.S. federal income tax purposes, then our shareholders, we and/or Petro River might be subject to significant tax liability, page 5

12.
You reference “Material U.S. Federal Income Tax Consequences of the Distribution.” Please provide this disclosure and file a tax opinion as an exhibit, as applicable.

Response

The disclosure requested by the Staff in the comment above is included in the Alternate Pages to the Amendment in the Section titled “U.S. Federal Tax Consequences of the Distribution” beginning on page 10. As disclosed in the Amendment, the Company has chosen not to file a tax opinion with the Amendment, as the Company believes the tax consequences from the Distribution are not material to Petro River shareholders.

Risk Factors, page 5

13.
Please add a new risk factor to discuss that your officers and directors have no experience managing a public company or developing law enforcement products, if true.

Response

The Company has respectfully chosen not to include the risk factor requested by the Staff in the comment above with respect to public company experience, as each of our officers and directors have experience managing a public company. Mr. Cohen currently serves as the Executive Chairman of Petro River Oil Corp. (OTC PINK: PTRC) and as a director of True Drinks Holdings, Inc. (OTC PINK: TRUU). Mr. Barnes and Mr. Norris each served in executive management positions, and, in the case of Mr. Norris, as a director of Turtle Beach Corporation, formerly Parametric Sound Corporation (NASDAQ GM: HEAR). Mr. Norris also served as a director of LRAD Corporation (NASDAQ CM: LRAD).

Disclosure regarding our lack of experience developing law enforcement products is included it the risk factor beginning “We have no experience developing law enforcement products. . . “ on page 8 of the Amendment.

14.
We note disclosure on page 38 that your common stock will be a penny stock. Please add a new risk factor discussing the risks of having a penny stock.

Response

The risk factor requested by the Staff in the comment above is included in the Risk Factor section of the Amendment, under the heading “Risk Factors Relating to Our Common Stock,” beginning on p. 10 of the Amendment.

If we are unable to protect our intellectual property. . . page 7

15.
Please disclose that your proposed product has no issued patent or other intellectual property protection.

Response

The disclosure requested by the Staff in the comment above is included in the Amendment, in the aforementioned risk factor.

Business, page 23

16.
Please disclose the reasons for the share exchange and merger with a non-operating company. Further, disclose the nature of Petro River Oil Corp.’s business.

Response

The disclosure requested by the Staff in the comment above is included in the Business section of the Amendment beginning on page 23, as well as the Alternate Pages in the section titled “The Distribution” beginning on page 6.

Related Party Royalties, page 27

17.
Please disclose the nature of Syzygy Licensing, LLC’s operations, if any. For instance, is this an entity that merely has rights in the proposed product or does it manufacture and develop other products and carry out operations.

Response

The disclosure requested by the Staff in the comment above is included in the Business section of the Amendment, under the heading “Related Party License and Royalties” on page 28. Syzygy Licensing, LLC is an invention, consulting and licensing company that has in the past invented other products for licensing but has no ongoing operations such as manufacturing. Mr. Barnes and Mr. Norris are currently devoting full-time to the registrant’s business.

Government Regulation, page 29

18.
We note disclosure that the BolaWrap 100 may be considered a firearm and that you are seeking a ruling to determine the appropriate classification. Please discuss the status of your approval(s) and state from whom you are seeking a ruling to determine the appropriate classification of your product. See Item 101(h)(4)(ix) of Regulation S-K.

Response

The disclosure requested by the Staff in the comment above is included in the Business section of the Amendment, under the heading “Government Regulation” on page 29.

Employees and Executive Officers, page 30

19.
Provide more detail regarding your specific plan of operation for the next year.

Response

The disclosure requested by the Staff in the comment above is included in the Business section of the Amendment, under the newly added heading “Plan of Operation” on page 24.

Director Compensation, page 32

Executive Compensation, page 32

20.
Please add a summary compensation table for the compensation of your named executive officers for the past fiscal year pursuant to Items 402(n) of Regulation S-K.

Response

As requested by the Staff in the comment above, a summary compensation table has been added to the Amendment in the Executive Compensation section on page 32.

21.
Please disclose whether the named executive officers will receive compensation from the proceeds of the offering.

Response

The Company does not plan to pay any compensation to its named executive officer from the proceeds of the offering. Disclosure to this effect is included in the Amendment in the Executive Compensation section, beginning on page 32.

Certain Relationships and Related Party Transactions, page 34

22.
We note disclosure on page 17 regarding the “promoters” and here that Mr. Barnes may be considered a promoter. Please disclose information about your other promoters and comply with the requirements of Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

Response

The disclosure requested by the Staff in the comment above is included in the Amendment, in the section titled "Directors, Executive Officers and Promoters" beginning on page 31 for Mr. Barnes, as well as Messrs. Norris and Cohen.

Plan of Distribution, page 38

23.
We note disclosure that your officers and directors will offer your shares of common stock on your behalf to friends, family members and business acquaintances. Please elaborate as to how investors will learn about the offering. For example, will your officers and directors solicit investors through direct mailings and/or personal contacts? How would your officers and directors identify those who might have an interest in purchasing shares of common stock?

Response

The disclosure requested by the Staff in the comment above is included in the Plan of Distribution section of the Amendment, beginning on page 38.

Notes to the Financial Statements

6. Related Party Transactions, page F-11

24.
We note that all patent applications and technology related to the Bola 100 have been assigned to your company subject to the royalty obligation. Please tell us how this transaction was accounted for.

Response

The assignment of all patent and technology related to BolaWrap™ 100 was determined to not require any separate accounting treatment, other than disclosure of possible future royalties. As described in Note 1 to the Company Financial Statements in the Amendment, under the heading “Research and Development Costs,” the Company includes contract development costs with research and development costs. As required by the Amended and Restated Intellectual Property License Agreement, by and between the Company and Syzygy Licensing, LLC (“Syzygy”), dated September 30, 2016 and attached to the Registration Statement as Exhibit 10.1 (the “License Agreement”), the Company has paid all of Syzygy’s patent, prototype and development costs to date, including reimbursing Syzygy for certain costs, as described in Note 6 to the Financial Statements on page F-11 of the Amendment. Syzygy’s basis in the technology is zero as a result of the reimbursement and payments by the Company.

In accordance with the License Agreement, the only other consideration to be paid to the Company by Syzygy is for future royalties. Management concluded these royalties are for future use of an asset and not a purchase price, in accordance with guidance provided by ASC -730-20-5-9. Even if the future royalties were deemed a purchase price consideration, since all costs have been paid by the Company, Syzygy’s basis in the technology at transfer was $-0-. ASC 805-50-30-5 provides that transfers of assets under common control (Syzygy and the Company) are at the transferor’s carrying amount, in this case $-0-.

Condensed Balance Sheet, page F-13

25.
We note your disclosure on alternate prospectus page four regarding the intended dividend distribution to Petro River. Please reflect this distribution to Petro River on a pro forma basis alongside your most recent historical balance sheet as required by SAB Topic 1:B:3 or tell us why you do not believe this disclosure is necessary.

Response

The Company has respectfully chosen not to include pro forma information regarding a distribution to Petro River, as required by SAB Topic 1:B:3 as the Company has already issued the 400,838 shares of its common stock to Petro River, which Petro River intends dividend to its shareholders. Accordingly, these shares are already outstanding and reflected in the Condensed Balance Sheet and Statement of Stockholders Equity. The dividend from one shareholder to the Petro River shareholders has no effect on the Condensed Balance Sheet of the Company.

With specific reference to Topic 1:B:3 there is no (a) dividend declared by the Company requiring retroactive or pro forma effect; and (b) no impact on EPS or any other measure affecting the Company as a result of the Petro dividend to its shareholders.

* * *

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-7050.

Very truly yours,

/s/ Jessica R. Sudweeks
Jessica R. Sudweeks
Partner
Disclosure Law Group

cc:
James A. Barnes
President and Chief Financial Officer
Wrap Technologies, Inc.